Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: Annual General Meeting of Shareholders

You are cordially invited to attend the 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s offices at 3 Hashikma St. Azour Israel, on December 24, 2015 at 2:00 p.m. Israel time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the annual meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received no later than 2:00 p.m., Israel time, on December 22, 2015, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

In event you want to vote by electronic voting you have to submit the electronic voting no later than 8 a.m. on December 24, 2015 (Israel time), to be counted for the Annual Meeting.

Your cooperation is appreciated.

Very truly yours, Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The annual general meeting of shareholders (the " Annual Meeting ") of Ituran Location and Control Ltd. (the “Company”) will be held at the Company’s headquarters located at 3 Hashikma Street, Azour, Israel, on December 24, 2015 at 2:00 p.m. (Israel time) for the following purposes:

1.	To receive and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2014.

2.
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2016 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

3.
To elect the following persons to serve as directors in Class C for additional period until third succeeding Annual meeting thereafter: Izzy Sheratzky, Gil Sheratzky and Ze'ev Koren (Independent Director).

4.	To approve the following amendments to the Articles of Association of the Company:

4.1.	Section 32.4 is amended by modifying the number "87(a)" to "87".

4.2.	A new Section 32.6 shall be added as follows:

"32.6   Personal Interest in Resolutions
A Shareholder seeking to vote using a proxy with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) shall mark on the Proxy, if he or she has Personal Interest in such resolution, and in such case the Company will not count his/her vote for such resolution. In event the shareholder will vote by other means than Proxy, he/she shall notify the company of his/her Personal Interest in writing prior to the time of the General Meeting, Such notice either in Proxy or in writing (as applicable) shall be a condition for the right to vote with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a Personal Interest."

4.3.	Section 40.2 shall be amended by modifying the number "3" to "4".

4.4.	Type errors in Section 40.4.6 shall be corrected by modifying the word "on" to "of" and modifying the word "is" to "if''.

4.5.
Section 44.2 shall be amended by adding the words "and the majority of its members shall be Independent Directors ("Bilti Talui") as defined in the Companies Law; and provided that the Remuneration Committee shall consist of at least three (3) Directors, and all External Directors of the Company shall be members of it and shall consist a majority of such committee and its other members shall be directors whose service terms in office are determined pursuant to Section 244 of the Companies Law" after the words "Company shall be members of it".

4.6.	A new Section 45A shall be added as follows:

"45A.   Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law; i.e., a transaction with an Office Holder or a transaction in which an Office Holder has a personal interest (as specified in Section 270(1)), provided that such transactions are in the Company's ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the audit committee, without the need for Board of Director's approval, subject to any applicable Law and any relevant stock exchange rule applicable to the Company."

The complete proposed amended Articles of Association are available on Company's website: www.ituran.com.

The vote of the holders of a majority of the Ordinary Shares participating in the Annual Meeting and voting on the matter is required for the approval of any of items  2, 3, 4.1, 4.2, 4.4, 4.5, 4.6. For item 4.3 a majority of at least three quarters (75%) of the votes of the Shareholders who are entitled to vote and who voted in a Annual Meeting, in person, by means of a proxy or by means of a proxy card.

Only shareholders of record at the close of business on November 23, 2015 (the “Record Date”) will be entitled to participate in and vote at the Annual Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the Annual Meeting in person.

Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permits to shareholders who will not attend the Annual Meeting in person, to vote with respect to items 1-4 on the agenda by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of item 3 on the agenda, no later than 10 days prior to the Annual Meeting. The Board of Directors of the Company may submit response to such position notices is until December 19, 2015. Changes to the Annual Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date of filing the attached Proxy Statement), all in accordance with an amendment to the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Statement of no later than November 30, 2015. The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Statement of Proxy, the amended agenda and the amended Statement of Proxy (both, if any) and position notices are or will be available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the Annual Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event at least four (48) hours prior to the time of the Annual Meeting) to the Company at its address above.

If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

 Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system. Therefore, shares held through a member of the TASE may be voted by means of an electronic vote through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), following a registration process subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until December 24, 2015 at 8:00 a.m. Israel time.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

ii

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

A shareholder is entitled to contact the Company directly and receive the text of the Statement of Proxy (or the amended Statement of Proxy, if any) and the Position Notices ("hodaot emda") (if any).

Shareholders registered in the Company’s shareholders' registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange (the “Exchange”) who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be and a Proof of Ownership (“ishur baalut”), (as defined below). Shareholders who hold shares through members of the Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended (the "Proof of Ownership").

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Statement of Proxy (or the amended Statement of Proxy, if any) and to the Position Notices (if any) posted on the Israel Securities Authority website, unless the shareholder notified that he is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

        For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2014, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2014 “Item 6. Directors, Senior Management and Employees - Item B. Compensation” at http://www.sec.gov/Archives/edgar/data/1337117/000117891315001341/zk1516614.htm

Copies of the proposed resolutions are available at our offices, 3 Hashikma Street, Azur, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-3-5571314.

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
November 17, 2015

iii

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 17, 2015

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on December 24, 2015 at 2:00 p.m., Israel time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on November 23, 2015 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of November 17, 2015, we have 23,475,431 Shares outstanding.

Revocability of Proxies

A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 24 hours prior to the time of the Annual Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy. Shares represented by a valid signed proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Annual Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

Shareholders registered in the Company’s shareholders' registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange (the “Exchange”) who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be and a Proof of Ownership (“ishur baalut”), (as defined below). Shareholders who hold shares through members of the Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended (the "Proof of Ownership").

If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Following recent legislative changes, the Israeli Securities Authority has established an electronic voting system for shareholder meetings of publicly listed Israeli companies via its MAGNA system. Therefore, shares held through a member of the TASE may be voted by means of an electronic vote through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), following a registration process subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until December 24, 2015 at 8:00 a.m. Israel time.

The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to the Company’s registered office at the address specified above, by no later than 10 days prior to the Annual Meeting, 2015.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of November 17, 2015 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group1:

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. 2	4,075,952	19.44
All directors and executive officers as a group3.	4,479,751	21.36
Vulcan Value Partners4	2,379,261	11.35
Psagot Investments House Ltd.5	1,306,644	6.23
Migdal Insurance & Financial Holdings Ltd.	1,168,026	5.57
Treasury shares6	2,507,314	-
Izzy Sheratzky7	4,146,747	19.8
Professor Yehuda Kahane8	1,647,021	7.9

1  ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

2 ) Moked’s articles of association provides that each of Moked’s shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. In addition, ownership of all shares held by Moked are attributed to Mr. Izzy Sheratzky by virtue of his holdings in Moked.

3 Includes shares held by Moked Ituran Ltd., which ownership are attributed to some of these directors and executive officers.

4 The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC ("Vulcan") on February 17, 2015. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's securities that are the subject of Form 13G.

5 The information presented herein is based on Form 13G filed by Psagot Investments House Ltd. ("Psagot") on February 18, 2015. According to the information presented on such Form 13G, the shares are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Funds. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Funds is a wholly owned subsidiary of Psagot. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Psagot on February 18, 2015.

6 The information presented herein is based on Form 13G filed by Migdal Insurance & Financial Holdings Ltd. on February 10, 2015 ("Migdal"). According to the information presented on such Form 13G, the shares are beneficially owned by Migdal. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Migdal on February 10, 2015.

7 Shares beneficially owned include: (a) 69,430 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 4,075,952shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with that certain shareholders agreement, dated May 18, 1998 as amended on September 6, 2005 and on September 17,  2014, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement.; (c) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

8 Shares beneficially owned include: (a) 66,264 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane; (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL
STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2014

In accordance with Section 60(b) of the Israeli Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2014. The Annual Report on Form 20-F of the Company for the year ended  December 31, 2014, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.ituran.com and is also available through the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

PROPOSAL ONE
REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Fahn Kanne & co., a member of Grant Thornton International, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2016. Fahn Kanne & co. audited the Company’s books and accounts since the year ended December 31, 1995.

Proposal

Shareholders are being asked to renew the appointment of Fahn Kanne & co. as the Company’s independent auditors for 2016, and to authorize the Audit Committee to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting: “that Fahn Kanne & co. be appointed as the Company’s independent auditors for the year 2016 and that the Audit Committee of the Company is hereby authorize to determine the compensation of theses auditors”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the renewal of the appointment of the Company’s independent auditors and the authorization of the Audit Committee to determine their compensation.

PROPOSAL TWO
The election of certain directors for additional period
 until third succeeding Annual meeting thereafter

Background

The election of Directors of the Company is determined under the Company’s Articles of Association. At every annual meeting three or four directors out of all directors presiding, shall be replaced or re-elected to office. Form of the declaration of these officers pursuant to Section 224B can be found on the Company's website www.ituran.com.

Proposal

Shareholders are being asked to elect the following persons to serve as directors in Class C for additional period until third succeeding Annual meeting thereafter: Izzy Sheratzky , Gil Sheratzky and  Ze'ev Koren (Independent Director).

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd.  From 2003 and until 2013  Mr. Sheratzky served as our advertising officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Nir Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and cousin of Effraim Sheratzky.

Ze'ev Koren has served as a director of our company since 2006 and since 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in a senior capacity in companies in the fields of international forwarding and medical services. During the past six years he has also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the re-election of the abovementioned persons to the Company’s board of directors, for additional period until third succeeding Annual meeting thereafter

PROPOSAL THREE
To amend the Company's Articles of Association

Background

The Articles of Association of the Company, requires several amendments due to changes in the Israeli Company law legislation, and due to technical errors in the current articles.

1.
Section 32.4 permits the Board of Directors to determine matters, which can be voted by proxy card. Section 32.4 does not comply with the Israeli Companies Law due to the amendment in the Section 87 of the Israeli Companies Law, which set an electronic voting system in which any matter can be voted by proxy card, without the limitation to specific issues set in Section 87(a). The proposed change removes the conflict with the amended Section 87.

2.
A Shareholder is required according to Israeli Companies Law in certain votes on transactions to disclose his/her personal interest. Failure to disclose such interest will invalidate the casted vote of such shareholder and the Company shall not count it. The proposed amendment inserts the requirement to disclose such interest (including in case of voting by proxy) in the Company's Articles of Association as a new Section 32.6.

3.
Section 40.2 determines the maximum number of directors in each Class. The current number– 3 directors- is not adjusted to the maximum number of directors in the Company – 12 (including 2 external directors). In order to be able to nominate the maximum number of non-external directors (10) there is a need to increase the number in each group to up to 4 directors. Therefore, the shareholders are required to amend section 40.2, by increasing the maximum cap from 3 to 4 directors per class.

4.	Correction of minor type errors in section 40.4.6.

5.	The section 44.2 is amended to reflect the requirements of the Israeli Companies Law regarding the composition of the Audit and Remuneration committees due to changes in the legislation.

6.
Israeli Companies Law permits in Section 271 to provide in the Articles of Association a method of approval of transactions with an Office Holder or a transaction in which an Office Holder has a personal interest (as specified in Section 270(1)), which are in the Company's ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities. It is proposed to permit the audit committee, to approve such transactions without the need for Board of Director's approval, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

Proposal

Shareholders are being asked to approve the following amendments to the Articles of Association of the Company:

1.	Section 32.4 is amended by modifying the number "87(a)" to "87".

2.	A new Section 32.6 shall be added as follows:

"32.6   Personal Interest in Resolutions
A Shareholder seeking to vote using a proxy with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) shall mark on the Proxy, if he or she has Personal Interest in such resolution, and in such case the Company will not count his/her vote for such resolution. In event the shareholder will vote by other means than Proxy, he/she shall notify the company of his/her Personal Interest in writing prior to the time of the General Meeting.

3.	Section 40.2 shall be amended by modifying the number "3" to "4".

4.	Type errors in Section 40.4.6 shall be corrected by modifying the word "on" to "of" and modifying the word "is" to "if''.

5.
Section 44.2 shall be amended by adding the words "and the majority of its members shall be Independent Directors ("Bilti Talui") as defined in the Companies Law; and provided that the Remuneration Committee shall consist of at least three (3) Directors, and all External Directors of the Company shall be members of it and shall consist a majority of such committee and its other members shall be directors whose service terms in office are determined pursuant to Section 244 of the Companies Law" after the words "Company shall be members of it".

6.	A new Section 45A shall be added as follows:

"45A.     Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law; i.e., a transaction with an Office Holder or a transaction in which an Office Holder has a personal interest (as specified in Section 270(1)), provided that such transactions are in the Company's ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the audit committee, without the need for Board of Director's approval, subject to any applicable Law and any relevant stock exchange rule applicable to the Company."

Vote Required

The vote of the holders of a majority of the Ordinary Shares participating in the Annual Meeting and voting on the matter is required for the approval of any of items 1, 2, 4, 5, 6. For item 3 a majority of at least three quarters (75%) of the votes of the Shareholders who are entitled to vote and who voted in an Annual Meeting, in person, by means of a proxy or by means of a proxy card.

Board Recommendation

The Board of Directors recommends the shareholders vote “FOR” the amendments to the Articles of Association of the Company.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on December 24, 2015 at 2:00 p.m. at the Company’s offices at 3 Hashikma Street, Azour (P.O. Box 11473 Azour 58001), Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the "Company"), hereby constitutes and appoints Mr. Israel Baron , with full power of substitution, to represent the undersigned at the Annual Meeting of the Stockholders of the Company., to be held at the Company’s offices at 3 Hashikma Street, Azour (P.O. Box 11473 Azour 58001), Israel on at on December 24, 2015 and at any adjournment or adjournments thereof, with full powers then possessed by the undersigned, and to vote, at that meeting, or any adjournment or adjournments thereof, all shares of stock which the undersigned would be entitled to vote if personally present, as follows:

(Continued and to be signed on 1.1 the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD.

December 24, 2015

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.		1.	To elect the following persons to serve as directors in Class C for additional period until third succeeding Annual meeting thereafter.	FOR	AGAINST	ABSTAIN
			1.1. Izzy Sheratzky	☐	☐	☐
If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Items 1 - 3 herein.			1.2. Gil Sheratzky	☐	☐	☐
			1.3. Ze'ev Koren (Independent Director)	☐	☐	☐
Notes:
To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. Any alterations to this form must be initialed.		2.	The renewal of the appointment of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2016 and authorization of the Audit Committee to determine their compensation.	☐	☐	☐

1.	Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.	3.	To approve the amendments in the Articles of Association of the Company:
			3.1 Amending Section 32.4	☐	☐	☐
			3.2 Adding new Section 32.6.	☐	☐	☐
			3.3 Adding new Section 40.2	☐	☐	☐
			3.4 Correcting typing errors in Section 40.4.6.	☐	☐	☐
			3.5 Amending Section 44.2.	☐	☐	☐
			3.6 Adding new Section 45A.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.